FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  September 2004

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

__________________________________

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

October 5, 2004

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

CHANGE IN OUTSTANDING AND RESERVED SECURITIES
Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	42,746,174
ADD:	Stock Options Exercised	20,000
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	42,766,174

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				0
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

				SUBTOTAL
Stock Option Outstanding – Pre Plan – Closing Balance				0

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				2,678,000
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Sep. 30/04	Parkash Athwal	Nov. 15/02	$1.825	20,000

			SUBTOTAL	(20,000)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

	Stock Option Outstanding – Post Plan — Closing Balance		2,658,000
	Stock Option Outstanding – Closing Balance – Grand Total		2,658,000
	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			2,682,000
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Exercised (SUBTRACT)			(20,000)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			2,662,000

	RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			504,000
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			504,000

All information reported in this Form is for the month of September 2004

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	October 5, 2004

LETTERS OF UNDERSTANDING SIGNED WITH MERIDIAN GOLD INC.

ON THE AZUCAR AND MILLOS GOLD-SILVER PROPERTIES, PERU

September 2, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that the Company has signed two letters of understanding with Minera Meridian Peru SAC (a wholly owned subsidiary of Meridian Gold Inc.) to form two joint ventures on the Azucar and Millos Properties located in southern Peru.

In the letters of understanding, the parties have agreed to form a 50/50 joint venture on both the Millos Property (2,600 hectares) and the Azucar Property (3,500 hectares).  Meridian will act as the operator of each Joint Venture.

The Azucar Property is underlain by a series of northeast and east-west trending vein systems hosted in Tertiary volcanic rocks.  Individual veins have been traced for over 1.6 kilometres and limited sampling returned results ranging from below detection to 69.2 grams per tonne gold.  Veins vary in width from 0.4 metres to 10 metres.  On the Millos Property, high level epithermal veins and associated alteration with anomalous gold and silver values have been identified.  The Joint Venture partners plan detailed sampling and mapping programs to evaluate the economic significance of the mineralizing systems.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant joint ventures including the Liam Gold-Silver Project in Peru with Newmont, and the Boka Gold Project in China with Team 209.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:

John G. Paterson, President
Daniel G. Innes, VP, Exploration
Southwestern Resources Corp.
PO Box 10102, Suite 1650

701 West Georgia Street
Vancouver, BC  V7Y 1C6, Canada
Tel. (604) 669-2525 / Fax (604) 688-5175
E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN RESOURCES CORP.

DRILL RESULTS AT CERRO CRESPO AND CERRO QUESHCA

IDENTIFY FOUR NEW GOLD MINERALIZED ZONES

JOINT VENTURE AREA EXPANDED

LIAM GOLD-SILVER PROJECT, PERU

September 29, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) announces several developments with its Joint Venture partner, Newmont Peru Limited, on the Liam Gold-Silver Project located in the southern Tertiary Volcanic Belt in Peru.

A first phase orientation drilling program at Cerro Queshca by Newmont Peru, as operator of the Liam Core Project, returned an intersection in hole QS-010 of 24.55 metres grading 6.0 grams per tonne gold and 67.6 grams per tonne silver (7.0 grams per tonne gold equivalent).  Drilling at Cerro Crespo identified a new mineralized zone on the northwest flank of the main Cerro Crespo ridge.  This new mineralized zone remains open and has expanded the mineralization at Cerro Crespo.

It is apparent from the drill results at both Cerro Crespo and Cerro Queshca that higher grade mineralization is strongly biased to steep structures and further drilling is being carried out to target these structures at depth, below high grade mineralization out cropping at surface and trending westward below post mineral volcanics.

In addition to the work being conducted by the Joint Venture partners on the Liam Core Project, regional work by Southwestern, as operator of the Liam Regional Project, has identified four new gold mineralized zones and the Liam Regional Project area has been expanded.  The four new gold zones are the A Zone, B Zone, Ibel and Teton.

The A Zone is underlain by an alteration system associated with vuggy silica and breccias over an area of 600 metres by 400 metres and is exposed for at least 100 metres in thickness.  Results of surface rock chip sampling at A Zone are listed below.

	Channel	Assay
Sample No.	Sample Interval (metres)	GOLD (grams per tonne)	Silver (grams per tonne)	Gold Equivalent (i) (grams per tonne)
79207	2	0.4	41.9	1.1
79208	2	0.3	96.3	1.8
79209	2	1.4	133.0	3.4
79210	2	1.3	108.0	3.0
79211	2	0.6	151.0	2.9
79212	2	0.3	43.9	1.0
79213	2	0.4	22.7	0.8
79214	2	0.5	450.0	7.5
79218	2	0.2	31.8	0.7
79219	2	0.3	21.4	0.6
79220	2	1.3	242.0	5.0
79221	2	1.3	83.0	2.6
79222	2	0.9	46.9	1.6

(i) Gold equivalent grades are based on an assumed silver to gold ratio of 65:1 and have not been adjusted for metallurgical recoveries.

…more

The A Zone represents a major drill target for the Liam Joint Venture.  The Ibel Zone, like A Zone, is a high sulphidation system extending over an area of 1,000 metres by 500 metres.  Anomalous gold and silver are associated with extensive zones of vuggy silica and breccias.  A first phase rock chip sampling program has been completed and detailed trenching is planned prior to drilling.  B Zone and Teton are new prospects and sampling has not been completed.

Drill results from Cerro Crespo and Cerro Queshca are listed in the following table.   Drillhole locations can be viewed on the Company website at www.swgold.com.

		Intersection			Assay
Prospect	Hole No.	From (metres)	To (metres)	Interval (metres)	Gold (grams per tonne)	Silver (grams per tonne)	GOLD Equivalent (i) (grams per tonne)
Cerro Crespo	Li-020	86.00	110.00	24.00	0.10	14.0	0.30
Cerro Crespo	Li-023	0	28.60	28.60	1.00	23.3	1.40
		60.50	66.00	5.50	0.60	21.2	0.90
Cerro Crespo	Li-024	28.00	68.70	40.70	1.18	15.0	1.40
	including	38.90	48.00	9.10	3.00	32.2	3.50
		180.00	213.75	33.75	0.50	4.8	0.60
		(bottomed in mineralization)
Cerro Crespo	Li-025	0	40.00	40.00	0.15	26.2	0.55
Cerro Queshca	QS-008	51.90	56.05	4.15	0.45	6.7	0.55
		73.60	88.00	14.40	0.44	9.1	0.59
Cerro Queshca	QS-009	24.00	32.00	8.00	0.90	5.6	1.00
Cerro Queshca	QS-010	0.25	24.80	24.55	6.00	67.6	7.00

(i) Gold equivalent grades are based on an assumed silver to gold ratio of 65:1 and have not been adjusted for metallurgical recoveries.

Holes Li-021 and Li-022 were collared about 300 metres south of Cerro Crespo and contained no significant results.

Drilling at Cerro Queshca was on a very broad spacing and further drilling will be continuing on a major east-west steeply dipping structure that appears to be controlling the high grade gold mineralization.  The drill holes QS-001 to QS-007 and QS-011 intersected only sporadic anomalous gold and silver values.

Exploration work on the Liam Project has shown that the area contains numerous gold-silver mineralized systems and the Joint Venture partners will be aggressively evaluating these numerous prospects.

Quality Control – Liam Regional Project

Southwestern Resources Corp. has implemented a quality control program under the supervision of L.D.S. Winter, P.Geo. (independent qualified person) to ensure best practice in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES.  Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, and the Liam Gold-Silver Project in Peru with Newmont Peru Limited as well as the 100% owned Antay Porphyry Copper-Gold Project and Accha Zinc Project in Peru.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President
Daniel G. Innes, VP, Exploration
Southwestern Resources Corp.
PO Box 10102, Suite 1650

701 West Georgia Street
Vancouver, BC  V7Y 1C6, Canada
Tel. (604) 669-2525 / Fax (604) 688-5175
E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

September 2, 2004

ITEM 3.

PRESS RELEASE

Issued September 2, 2004 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer is pleased to announce that the Company has signed two letters of understanding with Minera Meridian Peru SAC (a wholly owned subsidiary of Meridian Gold Inc.) to form two joint ventures on the Azucar and Millos Properties located in southern Peru.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, V.P., Corporate Development
Telephone:

(604) 669 2525

ITEM 9.

DATE OF REPORT

DATED at Vancouver, B.C., this 9th day of September, 2004.

LETTERS OF UNDERSTANDING SIGNED WITH MERIDIAN GOLD INC.

ON THE AZUCAR AND MILLOS GOLD-SILVER PROPERTIES, PERU

September 2, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that the Company has signed two letters of understanding with Minera Meridian Peru SAC (a wholly owned subsidiary of Meridian Gold Inc.) to form two joint ventures on the Azucar and Millos Properties located in southern Peru.

In the letters of understanding, the parties have agreed to form a 50/50 joint venture on both the Millos Property (2,600 hectares) and the Azucar Property (3,500 hectares).  Meridian will act as the operator of each Joint Venture.

The Azucar Property is underlain by a series of northeast and east-west trending vein systems hosted in Tertiary volcanic rocks.  Individual veins have been traced for over 1.6 kilometres and limited sampling returned results ranging from below detection to 69.2 grams per tonne gold.  Veins vary in width from 0.4 metres to 10 metres.  On the Millos Property, high level epithermal veins and associated alteration with anomalous gold and silver values have been identified.  The Joint Venture partners plan detailed sampling and mapping programs to evaluate the economic significance of the mineralizing systems.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant joint ventures including the Liam Gold-Silver Project in Peru with Newmont, and the Boka Gold Project in China with Team 209.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:

John G. Paterson, President
Daniel G. Innes, VP, Exploration
Southwestern Resources Corp.
PO Box 10102, Suite 1650

701 West Georgia Street
Vancouver, BC  V7Y 1C6, Canada
Tel. (604) 669-2525 / Fax (604) 688-5175
E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.  REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

September 29, 2004

ITEM 3.

PRESS RELEASE

Issued September 29, 2004 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer is pleased to announce several developments with its Joint Venture partner, Newmont Peru Limited, on the Liam Gold-Silver Project located in the southern Tertiary Volcanic Belt in Peru.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, V.P., Corporate Development
Telephone:

(604) 669 2525

ITEM 9.

DATE OF REPORT

DATED at Vancouver, B.C., this 29th day of September, 2004.

SOUTHWESTERN RESOURCES CORP.

DRILL RESULTS AT CERRO CRESPO AND CERRO QUESHCA

IDENTIFY FOUR NEW GOLD MINERALIZED ZONES

JOINT VENTURE AREA EXPANDED

LIAM GOLD-SILVER PROJECT, PERU

September 29, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) announces several developments with its Joint Venture partner, Newmont Peru Limited, on the Liam Gold-Silver Project located in the southern Tertiary Volcanic Belt in Peru.

A first phase orientation drilling program at Cerro Queshca by Newmont Peru, as operator of the Liam Core Project, returned an intersection in hole QS-010 of 24.55 metres grading 6.0 grams per tonne gold and 67.6 grams per tonne silver (7.0 grams per tonne gold equivalent).  Drilling at Cerro Crespo identified a new mineralized zone on the northwest flank of the main Cerro Crespo ridge.  This new mineralized zone remains open and has expanded the mineralization at Cerro Crespo.

It is apparent from the drill results at both Cerro Crespo and Cerro Queshca that higher grade mineralization is strongly biased to steep structures and further drilling is being carried out to target these structures at depth, below high grade mineralization out cropping at surface and trending westward below post mineral volcanics.

In addition to the work being conducted by the Joint Venture partners on the Liam Core Project, regional work by Southwestern, as operator of the Liam Regional Project, has identified four new gold mineralized zones and the Liam Regional Project area has been expanded.  The four new gold zones are the A Zone, B Zone, Ibel and Teton.

The A Zone is underlain by an alteration system associated with vuggy silica and breccias over an area of 600 metres by 400 metres and is exposed for at least 100 metres in thickness.  Results of surface rock chip sampling at A Zone are listed below.

	Channel	Assay
Sample No.	Sample Interval (metres)	GOLD (grams per tonne)	Silver (grams per tonne)	Gold Equivalent (i) (grams per tonne)
79207	2	0.4	41.9	1.1
79208	2	0.3	96.3	1.8
79209	2	1.4	133.0	3.4
79210	2	1.3	108.0	3.0
79211	2	0.6	151.0	2.9
79212	2	0.3	43.9	1.0
79213	2	0.4	22.7	0.8
79214	2	0.5	450.0	7.5
79218	2	0.2	31.8	0.7
79219	2	0.3	21.4	0.6
79220	2	1.3	242.0	5.0
79221	2	1.3	83.0	2.6
79222	2	0.9	46.9	1.6

(i) Gold equivalent grades are based on an assumed silver to gold ratio of 65:1 and have not been adjusted for metallurgical recoveries.

The A Zone represents a major drill target for the Liam Joint Venture.  The Ibel Zone, like A Zone, is a high sulphidation system extending over an area of 1,000 metres by 500 metres.  Anomalous gold and silver are associated with extensive zones of vuggy silica and breccias.  A first phase rock chip sampling program has been completed and detailed trenching is planned prior to drilling.  B Zone and Teton are new prospects and sampling has not been completed.

Drill results from Cerro Crespo and Cerro Queshca are listed in the following table.   Drillhole locations can be viewed on the Company website at www.swgold.com.

		Intersection			Assay
Prospect	Hole No.	From (metres)	To (metres)	Interval (metres)	Gold (grams per tonne)	Silver (grams per tonne)	GOLD Equivalent (i) (grams per tonne)
Cerro Crespo	Li-020	86.00	110.00	24.00	0.10	14.0	0.30
Cerro Crespo	Li-023	0	28.60	28.60	1.00	23.3	1.40
		60.50	66.00	5.50	0.60	21.2	0.90
Cerro Crespo	Li-024	28.00	68.70	40.70	1.18	15.0	1.40
	including	38.90	48.00	9.10	3.00	32.2	3.50
		180.00	213.75	33.75	0.50	4.8	0.60
		(bottomed in mineralization)
Cerro Crespo	Li-025	0	40.00	40.00	0.15	26.2	0.55
Cerro Queshca	QS-008	51.90	56.05	4.15	0.45	6.7	0.55
		73.60	88.00	14.40	0.44	9.1	0.59
Cerro Queshca	QS-009	24.00	32.00	8.00	0.90	5.6	1.00
Cerro Queshca	QS-010	0.25	24.80	24.55	6.00	67.6	7.00

(i) Gold equivalent grades are based on an assumed silver to gold ratio of 65:1 and have not been adjusted for metallurgical recoveries.

Holes Li-021 and Li-022 were collared about 300 metres south of Cerro Crespo and contained no significant results.

Drilling at Cerro Queshca was on a very broad spacing and further drilling will be continuing on a major east-west steeply dipping structure that appears to be controlling the high grade gold mineralization.  The drill holes QS-001 to QS-007 and QS-011 intersected only sporadic anomalous gold and silver values.

Exploration work on the Liam Project has shown that the area contains numerous gold-silver mineralized systems and the Joint Venture partners will be aggressively evaluating these numerous prospects.

Quality Control – Liam Regional Project

Southwestern Resources Corp. has implemented a quality control program under the supervision of L.D.S. Winter, P.Geo. (independent qualified person) to ensure best practice in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES.  Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, and the Liam Gold-Silver Project in Peru with Newmont Peru Limited as well as the 100% owned Antay Porphyry Copper-Gold Project and Accha Zinc Project in Peru.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President
Daniel G. Innes, VP, Exploration
Southwestern Resources Corp.
PO Box 10102, Suite 1650

701 West Georgia Street
Vancouver, BC  V7Y 1C6, Canada
Tel. (604) 669-2525 / Fax (604) 688-5175
E-mail: info@swgold.com

www.swgold.com